August 1, 2024

Brian Meyers
Executive Vice President, Chief Financial Officer and Treasurer
Lincoln Educational Services Corporation
14 Sylvan Way, Suite A
Parsippany, NJ 07054

       Re: Lincoln Educational Services Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-51371
Dear Brian Meyers:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services